UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Origo Acquisition Corporation f/k/a CB Pharma Acquisition Corporation
(Name of Issuer)
Common Stock Ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
G67789126
(CUSIP Number)
December 30, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: G67789126

1	NAME OF REPORTING PERSON AQR Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 325,500
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 325,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.88%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: G67789126

1	NAME OF REPORTING PERSON AQR Capital Management Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 325,500
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 325,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.88%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: G67789126

1	NAME OF REPORTING PERSON CNH Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 325,500
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 325,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.88%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: G67789126
ITEM 1(a).	NAME OF ISSUER: Origo Acquisition Corporation f/k/a CB Pharma Acquisition Corporation
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 708 Third Avenue New York, New York 10017
ITEM 2(a).	NAME OF PERSON FILING:
(1) AQR Capital Management, LLC
(2) AQR Capital Management Hold ings, LLC
(3) CNH Partners, LLC

AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. CNH
Partners is deemed to be controlled by AQR Capital Management, LLC

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: (1) TWO GREENWICH PLAZA GREENWICH, CT 06830 (2) TWO GREENWICH PLAZA GREENWICH, CT 06830 (3) TWO GREENWICH PLAZA GREENWICH, CT 06830
ITEM 2(c).	CITIZENSHIP: (1) Delaware, USA (2) Delaware, USA (3) Delaware, USA
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock Ordinary shares, par value $0.0001 per share
ITEM 2(e).	CUSIP NUMBER: G67789126
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
325,500
(b) Percent of class:
5.88%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:
AQR Capital Management, LLC - 325,500 AQR Capital Management Holdings, LLC - 325,500 CNH Partners, LLC - 325,500
(iii) sole power to dispose or direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:
AQR Capital Management, LLC - 325,500 AQR Capital Management Holdings, LLC - 325,500 CNH Partners, LLC - 325,500
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 5.88% of the total listed in item 4(b).

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Item 2(a) above.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This Item [8] is not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: This Item [9] is not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: G67789126
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13 2017	AQR Capital Management, LLC By: /s/ Bradley D. Asness Name: Bradley D. Asness Title: Chief Legal Officer
February 13 2017	AQR Capital Management Holdings, LLC By: /s/Bradley D. Asness Name: Bradley D. Asness Title: Authorized Signatory
February 13 2017	CNH Partners, LLC By: /s/Bradley D. Asness Name: Bradley D. Asness Title: Authorized Signatory
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: G67789126
AQR Capital Management Holdings, LLC, AQR Capital Management, LLC, and CNH Partners, LLC hereby agree that this Schedule
13G is filed on behalf of each of the parties. AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. CNH Partners is deemed to be controlled by AQR Capital Management, LLC